TRANSGLOBE ENERGY CORPORATION
2015 GUIDANCE AND
CORPORATE UPDATE

TSX: “TGL” & NASDAQ: “TGA”

Calgary, Alberta, January 9, 2015 – TransGlobe Energy Corporation (“TransGlobe” or the “Company”) is pleased to provide 2015 capital guidance, Q1-2015 production and funds flow guidance and Q4-2014 operational and financial highlights. All dollar values are expressed in United States dollars unless otherwise stated.

2015 CAPITAL GUIDANCE (Exploration and Development)
TransGlobe’s 2015 capital program is significantly lower than the previous year, reflecting the dramatic drop in oil prices over the past six months. The Company expects to spend $37.5 million on exploration and development projects in 2015. The Company will fund these expenditures through cash generated from operating activities and working capital. TransGlobe is well positioned to weather the storm in the oil markets with significant cash on hand (~$140 million) and no short term debt. The capital budget can be adjusted should oil prices improve during 2015. The focus for 2015 will be on building the exploration prospect inventory from the recently acquired seismic in the Eastern Desert region of Egypt, completing the planned 400 km2 3-D seismic program on the South Ghazalat concession in the Western Desert and preparing the three new North West Gharib oil discoveries for production. The initial drilling campaign on the North West Gharib block will be completed in February. The Company will release the drilling rigs operating in the Eastern Desert during Q1-2015 and re-tender to obtain better drilling contract terms. The break in drilling operations will allow the Company to complete interpretation of the 1,000 km2 of 3-D seismic and build a ranked prospect inventory for the Eastern Desert lands. Drilling could recommence in Q4-2015.
2015 Plan:

•	Reduce the 2015 capital program in response to dramatically lower oil prices.

•	Focus on production/operating expense optimization.

•
Complete the large 2014/2015 3-D seismic acquisition program, seismic processing, mapping and prospect maturation on the four exploration concessions (North West Gharib, South West Gharib, South East Gharib and South Ghazalat).

•	Maintain flexibility to re-instate an aggressive drilling/development project quickly if oil pricing improves in late 2015/2016 by:
•High grading exploration/development drilling prospects/projects.
•Progressing development approvals for the North West Gharib discoveries.
•Submitting new wells/projects for environment, military and government approvals.
•Re-tendering drilling services to reduce costs.

•	Maintain a strong balance sheet to be opportunistic for potential acquisition/merger opportunities.

2015 Capital Budget

•	2015 Capital Exploration and Development Guidance of $37.5 million
¨    Exploration $19 million (51%) and Development $18 million (49%)
¨    $7 million drilling (5 wells)
¨    $11 million development projects/facilities/equipment
¨    $17 million seismic acquisition, processing (includes $6 million prepaid in 2014)

¨	$2 million for signature bonus on ratification of North West Sitra exploration concession (100%) - ratified January 8, 2015.

Q1-2015 ESTIMATED PRODUCTION AND FUNDS FLOW FROM OPERATIONS
Production for Q1-2015 is estimated to average 14,000 barrels of oil per day (“Bopd”).

•	Egypt production of 13,800 Bopd (includes West Gharib, West Bakr and East Ghazalat)

•	Yemen production of 200 Bopd (includes Block 32 only)
Funds flow from operations (“funds flow”) for Q1-2015 is forecast to be $1.0 million (~$0.01 per share) based on an average Brent oil price of $50/Bbl using production guidance of 14,000 Bopd.
An increase or decrease of $10/Bbl in the price of Brent would cause a corresponding increase or decrease in funds flow of $4.7 million (~$0.06 per share) for the quarter. At $60/Bbl Brent, Q1-2015 funds flow would be approximately $5.7 million (~$0.07 per share) assuming 14,000 Bopd production guidance.
Funds flow from operations is a measure that represents cash generated from operating activities before changes in non-cash working capital and may not be comparable to measures used by other companies.

OPERATIONS UPDATE (Q4-2014)

The Company drilled 17 wells during the quarter resulting in 8 oils wells and 9 dry holes. The majority of the drilling (11 wells) took place at North West Gharib resulting in 3 oils well (one discovery at NWG 5 and two appraisal oil wells NWG 16 and NWG 5b).

Production averaged 15,183 Bopd during the quarter (West Gharib 8,434 Bopd, West Bakr 5,965 Bopd, East Ghazalat 574 Bopd and B32 Yemen 210 Bopd). The average production sales for 2014 was approximately 16,100 Bopd.

West Gharib production continued to be impacted by PCP pump problems during the quarter. However, the Company received a large order of replacement PCP pumps from a new supplier in late December. The new pumps will be installed and optimized during 2015.

The Company completed a large seismic acquisition program (1,000 km2 of 3-D and 325 km of 2-D) in the Eastern Desert (North West Gharib, South West Gharib and South East Gharib) on time and under budget in early December. The seismic data is currently being processed and mapping/prospect maturation is forecast to commence in Q2-2015. The Western Desert, South Ghazalat seismic acquisition program is expected to be completed by May 2015.

COLLECTIONS AND CRUDE MARKETING

The Company collected $233.5 million from EGPC in 2014, which includes collections of $140.1 million during the fourth quarter. Collections in the fourth quarter included one and a half cargo liftings, a lump-sum cash payment of $50 million on December 31, along with other regular cash receipts and offsets. TransGlobe’s receivable from EGPC has declined to approximately $120 million, representing approximately 6 months of outstanding invoices.
TransGlobe entered into a new joint marketing agreement with EGPC in December. The new agreement will allow TransGlobe to directly contract oil shipments with international buyers. The first oil shipments under this agreement are scheduled for late January and in April 2015. TransGlobe anticipates that this new marketing process will reduce or eliminate any future issues regarding receivables for oil sales.
TransGlobe Energy Corporation is a Calgary-based, growth-oriented oil and gas exploration and development company focused on the Middle East/North Africa region with production operations in the Arab Republic of Egypt and the Republic of Yemen. TransGlobe’s common shares trade on the Toronto Stock Exchange under the symbol TGL and on the NASDAQ Exchange under the symbol TGA. TransGlobe's Convertible Debentures trade on the Toronto Stock Exchange under the symbol TGL.DB.
Cautionary Statement to Investors:
This news release may include certain statements that may be deemed to be “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements relate to possible future events. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although TransGlobe’s forward-looking statements are based on the beliefs, expectations, opinions and assumptions of the Company’s management on the date the statements are made, such statements are inherently uncertain and provide no guarantee of future performance. In particular, this press release contains forward-looking statements regarding the Company's appraisal, development and evaluation plans and the focus of the Company's exploration budget. In addition, information and statements relating to “resources” are deemed to be forward-looking information and statements, as they involve the implied assessment, based on certain estimates and assumptions, that the resources described exist in the quantities predicted or estimated, and that the resources described can be profitably produced in the future. Actual results may differ materially from TransGlobe’s expectations as reflected in such forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include, but are not limited to, unforeseen changes in the rate of production from TransGlobe’s oil and gas properties, changes in price of crude oil and natural gas, adverse technical factors associated with exploration, development, production or transportation of TransGlobe’s crude oil and natural gas reserves, changes or disruptions in the political or fiscal regimes in TransGlobe’s areas of activity, changes in tax, energy or other laws or regulations, changes in significant capital expenditures, delays or disruptions in production due to shortages of skilled manpower, equipment or materials, economic fluctuations, and other factors beyond the Company’s control. With respect to forward-looking statements contained in this press release, assumptions have been made regarding, among other things: the Company’s ability to obtain qualified staff and equipment in a timely and cost-efficient manner; the regulatory framework governing royalties, taxes and environmental matters in the jurisdictions in which the Company conducts and will conduct its business; future capital expenditures to be made by the Company; future sources of funding for the Company’s capital programs; geological and engineering estimates in respect of the Company’s reserves and resources; and the geography of the areas in which the Company is conducting exploration and development activities. TransGlobe does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, other than as required by law, and investors should not attribute undue certainty to, or place undue reliance on, any forward-looking statements. Please consult TransGlobe’s public filings at www.sedar.com and www.sec.gov/edgar.shtml for further, more detailed information concerning these matters, including additional risks related to TransGlobe's business.

For further information, please contact:
Investor Relations
Steve Langmaid
Telephone: 403.444.4787
Email: investor.relations@trans-globe.com
Website: http://www.trans-globe.com

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